Exhibit 99.1

Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater", "the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater enters into Section 189A consultations regarding the proposed restructuring of Kwezi shaft at its SA PGM operations

Johannesburg, 8 September 2026: Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) advises that it will enter into consultations in terms of Section 189A of the Labour Relations Act, 66 of 1995 (Section 189A) with organised labour and affected non-unionised employees through their representatives regarding the proposed restructuring of Kwezi shaft at its Southern Africa platinum group metals (SA PGM) operations.

Kwezi is a mature underground PGM shaft within the Rustenburg operation where mining has reached the limits of the approved mining license area. As such, and in line with expectations, the shaft is approaching the end of its economic life.

The Company has implemented various initiatives over several years to extend the shaft's life, including reserve optimisation and boundary adjustments. A recently proposed Kwezi Shallows project that had an opportunity to access available shallow up-dip mineral resources was expected to add reserves and support future production; however, stakeholder objections, appeals and delays in required approvals have prevented the project from progressing as planned. The absence of these additional reserves has accelerated depletion of the remaining mining inventory and weakened the shaft's sustainability.

Kwezi reported losses of approximately R208 million in 2024 and R91 million in 2025. Although stronger PGM prices supported positive margins during the first half of 2026, Kwezi is forecast to return to losses during the second half of 2026 as production declines.

Based on the outcome of a detailed operational and financial review of Kwezi shaft, the Company considers it necessary to commence a Section 189A consultation process regarding the proposed restructuring of Kwezi shaft. The consultation process will, among other things, consider measures to avoid or minimise job losses, mitigate the impact on affected employees and evaluate alternatives that may improve the shaft's viability. No final decision has been made.

The proposed restructuring could potentially affect approximately 781 employees and 333 contractor employees.

In H1 2026, Kwezi produced 20,658 4E ounces, representing less than 3% of total managed and attributable SA PGM production of 734,645 4E ounces for the period.

"We acknowledge and are sensitive to the uncertainty that consultation processes create for employees and their families and remain deeply committed to engaging constructively throughout the process. Unfortunately, given the depletion of economically mineable reserves and the corresponding declining financial outlook, it is necessary to commence consultations regarding the future of Kwezi shaft," said Richard Stewart, Chief Executive Officer.

About Sibanye-Stillwater

Sibanye-Stillwater is a global mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of a suite of metals and has interests in leading secondary mining operations.

Sibanye-Stillwater is one of the largest producers and refiners of platinum group metals (PGMs: platinum, palladium, rhodium, iridium and ruthenium) and is a top-tier gold producer. It also produces nickel, chrome, copper, silver, cobalt and zinc. The Group has also diversified into mining and processing battery metals and has increased its presence in the circular economy by expanding its recycling and secondary-mining exposure globally. For more information, see www.sibanyestillwater.com.

Investor relations contact:

Email: ir@sibanyestillwater.com

Website: www.sibanyestillwater.com
LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "intend", "target", "estimate" and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's (Sibanye-Stillwater or the Group) future financial position, business strategies and other strategic initiatives, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2025 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 24 April 2026 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Websites

References in this announcement to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this announcement.